 **Roshini Sanah Jaiswal**

💼 Jobs ✏️

Number of Current Jobs
3

Number of Past Jobs
1

Roshini Sanah Jaiswal has 3 current jobs including Founder/CEO at Swanrose India, Promoter and Chief Restructuring Officer (CRO) at Jagatjit Industries, and Founder at Uralia Entertainment. Additionally, Roshini Sanah Jaiswal has had 1 past job as the Founder at JSM Corporation.

Swanrose India
Founder/CEO
Apr 2020

Jagatjit Industries
Promoter and Chief Restructuring Officer (CRO)
Jan 2015

Uralia Entertainment
Founder
Dec 1998

Organization Name	Title At Company	Start Date	End Date
JSM Corporation	Founder	2005	2014